Exhibit 12.1


               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing the sum of income before taxes and fixed charges by the sum of fixed charges. Fixed charges represent interest expenses (including interest attributable to capital leases, the estimated interest component of operating lease rental payments and both excluding and including interests on deposits).